
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

January 14, 2009

Via U.S. Mail

Steve Adelstein
Chairman, President, Secretary and Treasurer
Thewebdigest Corp.
5100 West Copans Road, Suite 710
Margate, Florida 33063

> **Re: Thewebdigest Corp.**
> **Amendment No. 5 to Form S-1**
> **Filed December 29, 2008**
> **File No. 333-151485**

Dear Mr. Adelstein:

We have reviewed your responses to the oral comments we issued on December 19, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

Outside Front Cover Page of the Prospectus

1. Please delete the two newly-added paragraphs on the cover page of the Registration Statement, which begin "Investing in our common stock involves . . . ." and "Neither the Securities and Exchange Commission nor any state . . . ." and restore these paragraphs to the outside front cover page of the prospectus. Refer to Item 501(b) of Regulation S-K.

2. We note your disclosure that your common stock is presently not traded on any market or securities exchange. Please provide additional disclosure here regarding your plans to have your common stock listed on the OTC Bulletin Board subject to the effectiveness of the Registration Statement.

<u>Prospectus Summary, page 2</u>

3. Please delete the following duplicative paragraphs from page 4 of your prospectus summary or tell us why such information is necessary:

   "The securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

   The securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

   INVESTING IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 7. PLEASE READ THIS PROSPECTUS CAREFULLY."

4. Please revise to clearly indicate that each web portal will contain both substantive information and links to other websites. Also, please provide more detail and clarity regarding the content of each website, including a statement that the company will not create any of the content posted on its web portals. Please clearly state that such content will be posted on your web portals at the time you present the portals to potential sponsors.

5. Please revise to provide a description of how you will ensure that the informational content which the independent contractor(s) provide to you will be copyright approved. Include a description of the potential consequences in the event that copyrighted information is posted on your web portals without permission. Add a risk factor discussing this risk or advise us why you believe such disclosure is not necessary. Also, please provide additional disclosure here regarding issues relating to posting third-party information on your web portals. Describe any legal prohibitions or likely obstacles to your use of third-party information without express written permission from the third-party and your business strategy for obtaining necessary information.

<u>Management's Discussion and Analysis or Plan of Operation, page 20</u>

6. You state on page 23 that you will require a minimum of $70,000 for your business but do not explain precisely how this money will be spent. Please revise.

Exhibit 5.1

7. We do not understand counsel's statement that "[i]n passing on certain corporate records and documents of the Company, we have necessarily assumed the correctness and completeness of the statements made or included therein by the Company, and we express no opinion thereon." Since the referenced documents may include conclusions of law, this statement seems inappropriate. Please provide a revised opinion of counsel which does not include this statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal